October 3, 2024

Raime Leeby-Muhle
Chief Financial Officer
DHI Group, Inc.
6465 South Greenwood Plaza, Suite 400
Centennial, CO 80111

       Re: DHI Group, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-33584
Dear Raime Leeby-Muhle:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services